COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

July 18, 2005


05009833

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation (together with a copy of the German original) of a press release recently published announcing the resignation of a member of the board of managing directors of Commerzbank, Mr. Andreas de Maiziere. This announcement may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH


Steven A. Troyer
Vice President & Counsel (USA)


Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



COMMERZBANK

Investor-Relations-newsflash

July 18, 2005

Andreas de Maizière to leave Commerzbank AG

Andreas de Maizière (55), member of the management board of Commerzbank, is leaving for personal reasons. His contract expires on September 30, 2005.

Commenting on the departure of his colleague from the board, Klaus-Peter Mülle r, Commerzbank's CEO, said: "An dreas de Maizière has devoted his entire professional career to Commerzbank – from his trainee phase to his time as branch manager in Paris, Bremen and Hamburg and then his appointment to the board of managing directors in mid-1999. The bank is grateful to him for his long years of successful activity and I wish him all the best for his future."

Mr. de Maizière' s duties will initially be taken over by his colleagues. Klaus Patig (61) will head human resources, while Martin Blessing (42) and Eric Strutz (40) will share responsibility for the large services division.

Commerzbank AG
Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK

Investor-Relations-Mitteilung

18. Juli 2005

Commerzbank AG:
Andreas de Maizière scheidet aus

Andreas de Maizière (55), Mitglied des Vorstands der Commerzbank, hat sein Amt aus persönlichen Gründen niedergelegt. Das Vertragsverhältnis endet zum 30. September 2005.

Klaus-Peter Müller, Sprecher des Vorstands der Commerzbank, sagte zum Ausscheiden seines Kollegen: „Andreas de Maizière hat seine ganze berufliche Karriere der Commerzbank gewidmet – von der Traineeausbildung über die Leitung der Filialen Paris, Bremen und Hamburg bis zur Ernennung zum Vorstandsmitglied Mitte 1999. Die Bank ist ihm für seine langjährige erfolgreiche Arbeit zu großem Dank verpflichtet und ich wünsche ihm für seinen weiteren Lebensweg alles Gute."

Die Zuständigkeiten von de Maizière werden zunächst unter seinen Kollegen aufgeteilt: Für Personal ist Klaus Patig (61) verantwortlich; den großen Unternehmensbereich Services teilen sich Martin Blessing (42) und Eric Strutz (40).

Verantwortlich: Commerzbank Aktiengesellschaft
Investor Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22338
Fax (069) 136 - 29492
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.de